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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            WestAmerica Corporation
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                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   95709H304
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                                 (CUSIP Number)

1)       NAME OF REPORTING PERSON AND S.S.
                William F. Groszkruger ###-##-####

2)       (b) NOT A MEMBER OF A GROUP

3)       SEC USE ONLY

4)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

5)       NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE VOTING POWER
                  None

6)       NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED VOTING POWER
                  None

7)       NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE DISPOSITIVE
         POWER
                  None

8)       NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED DISPOSITIVE
         POWER
                  None

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

10)      Inapplicable

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  None

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INFORMATION TO BE INCLUDED IN THE SCHEDULE 13G

Item 1(a).     NAME OF ISSUER

                           WestAmerica Corporation

Item 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           P.O. Box 40, Dewey, OK 74029

Item 2(a).                 NAME OF PERSON FILING

                           William F. Groszkruger
                           ###-##-####

Item 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE

                           4141 N. Scottsdale Road, Suite 100,
                           Scottsdale, AZ 85251

Item 2(c).                 CITIZENSHIP

                           U.S.A.

Item 2(d).                 TITLE OF CLASS OF SECURITIES

                           Common Stock

Item 2(e).                 CUSIP NUMBER

                           95709H304

Item 3.                    Not applicable

Item 4(a).                 AMOUNT BENEFICIALLY OWNED

                           None (see Note 1 below).

Item 4(b).                 PERCENT OF CLASS

                           None (see Note 1 below).

Item 4(c).                 NUMBER OF SHARES TO WHICH SUCH PERSON HAS

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                    None (see Note 1 below).

                           (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE None (see Note 1 below).

                           (iii)    SOLE POWER TO DISPOSE OR DIRECT THE
                                    DISPOSITION OF

                                    None (see Note 1 below).

                           (iv) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF

                                    None (see Note 1 below).

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Item 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                           As of August 6, 1997 and continuing on the date hereof, the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities.

Item 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON

                           Inapplicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                           Inapplicable.

Item 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                           THE GROUP

                           Inapplicable.

Item 9.                    NOTICE OF DISSOLUTION OF GROUP

                           Inapplicable.

Item 10.                   CERTIFICATION

                           Inapplicable.

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Note 1:  The anticipated change of control reported in the Issuer's Form 8-K dated June 18, 1997, occurred on August 6, 1997, pursuant to an agreement made as of June 26, 1997 when the Issuer's CUSIP Number was 95709H106. On July 2, 1997, there was a one for three reverse stock split, resulting in the reporting person, his family and his IRA, beneficially owning 91,932 shares at the time of the consummation of the agreement which resulted in a change of control.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 1997               /s/ William F. Groszkruger
                                            -----------------------------
                                            William F. Groszkruger